

May 7, 2012

Via E-mail
Robert McKeracher
Vice President and Chief Financial Officer
SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2, Canada

> **Re:** **SunOpta Inc.**
> **Registration Statement on Form S-3**
> **And Documents Incorporated by Reference**
> **Filed April 10, 2012**
> **File No. 333-180647**

Dear Mr. McKeracher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

The Offering, page 5

1. We note your disclosure in this section that the offering will be conducted at the "[m]arket prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change." We note similar disclosure in the second paragraph of the Plan of Distribution section. In other sections of the filing you state that the shares will be traded at the prevailing market price or in negotiated transactions. Please revise for consistency or advise.

2. We note that you intend to use the proceeds from the exercise of outstanding warrants to repay debt. Please revise to describe the interest rate and maturity of this indebtedness here and in the Use of Proceeds section. Refer to Item 504 of Regulation S-K.

3. We also note that you intend to use the proceeds from the exercise of outstanding warrants for strategic investments and possible acquisitions. Please advise whether you have any agreements or commitments for any such investments or acquisitions and revise the disclosure here and in the Use of Proceeds section accordingly.

Risk Factors, page 6

4. Please include a separate risk factor to address the risk that most of your officers and directors and certain experts named in the prospectus are residents of Canada and that a substantial portion of your assets and such persons are located outside the United States and it may be difficult to enforce court judgments or advise.

Our inability to meet the covenants, page 6

5. Please revise the risk factor to disclose whether you are currently in compliance with financial covenants of your credit facilities.

Selling Security Holder, page 14

6. Please advise us whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer.

Canadian Federal Income Tax Consequences for Non-Residents, page 18

7. Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Information Incorporated by Reference, page 22

8. Please revise this section to include a statement that all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus or advise. Refer to Compliance and Disclosure Interpretations Securities Act Forms Question 123.05 for guidance.

Prospectus Back Cover Page, page 25

9. Please revise to include the dealer prospectus delivery obligation or advise. Refer to Item 502(b) of Regulation S-K.

Part II

Item 15. Indemnification of Officers and Directors

10. Please revise this section to state the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any of your controlling persons, directors or officers are insured or indemnified in any manner against liability which they may incur in their capacity as such or advise. Refer to Item 702 of Regulation S-K.

Exhibit 5.1

11. We note that you are incorporated under the laws of Canada. In this regard, please advise as to why the opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. Additionally, please advise as to why the language "we express no opinion with respect to the applicability thereto or the effect thereon, of the laws of any other jurisdiction" has been included in the second to last paragraph of the opinion as it appears inconsistent with the language in the fourth paragraph of the opinion.

12. Please revise to add a statement in paragraph 2 on the second page of the opinion in which counsel opines that the securities will be "duly authorized" or advise.

13. Please have counsel revise the third full paragraph on page 2 of the opinion to delete the statement that "[n]o opinion is expressed as to the adequacy of any consideration received for such Common Shares" or advise as to why such a statement is necessary.

14. Please confirm in your response letter that the CBCA reference in the second to last paragraph of the opinion includes the statutory provisions and reported judicial decisions interpreting these laws.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 38

15. We note that the table that you have presented in "Item 6" of your Form 10-K appears to provide financial data for each of the specific captions referenced in Instruction 2 to Item 301 of Regulation S-K. However, the table excludes other information that we believe would both enhance investors' understanding of your financial condition and highlight trends impacting your financial condition. For example, we note that you have included "long-term debt" and "long-term liabilities" in your table, but have excluded "bank indebtedness" from the table. Given that your outstanding bank indebtedness has increased from approximately $63.5 million as of the end of fiscal year 2009, to approximately $73.9 million and $109.7 million as of the end of fiscal years 2010 and 2011, respectively, we believe that the inclusion of bank indebtedness in the table of

selected financial data would provide a more complete depiction of your current financial condition and actual changes in the amount and composition of your outstanding borrowings. Therefore, please revise your table to disclose your outstanding "bank indebtedness," or advise. Similarly, consider disclosing "bank indebtedness" in the contractual obligations table presented on page 78 of your fiscal year 2011 Form 10-K.

16. Please expand the disclosure in "Item 6" of your Form 10-K to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your table of selected financial data. For example, we believe that it would be appropriate for you to expand your disclosure to describe or cross-reference to discussions of the goodwill and intangible asset impairment charges that you recognized during certain of the fiscal years reflected in your table. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, please consider whether similar disclosure should accompany the supplemental quarterly financial information that begins on page F-55 of your filing – particularly, when extraordinary, unusual, or infrequently occurring items (for example, certain non-recurring charges reported within "other (income) expense net") are not specifically identified as a separate line item in your tabular disclosure. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of 2011 Operations Compared with Results of 2010 Operations, page 45

17. We note that the measure that you have reported as "Total Operating Income" excludes goodwill impairment charges, long-lived asset impairment charges, severance and other rationalization costs, and various other operating expenses. As such, your measure appears to be a non-GAAP measure. Please appropriately reclassify all operating expenses that have been excluded from the computation and disclosure of "Total Operating Income." Alternatively, please rename your measure to appropriately reflect the fact that it has not been computed in accordance with GAAP and provide all of the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 75

18. Please refer to your disclosure in Note 10 to the fiscal year 2011 financial statements. We note that both your Canadian line of credit facility and your U.S. line of credit facility are scheduled to mature on October 30, 2012. Similarly, we have observed from your disclosure in Note 11 to the fiscal year 2011 financial statements that outstanding borrowings under various non-revolving term facilities and promissory notes are scheduled to mature throughout fiscal year 2012. Furthermore, we note the following with regard to your liquidity, capital resources, and cash flows at and for the three year period ended December 31, 2011:

- the cash and cash equivalents balance reported as of December 31, 2011 was substantially lower than the amount of debt due to mature during fiscal year 2012;
- the statements of cash flows included in your fiscal year 2011 Form 10-K reflect a downward trend in the cash provided by your continuing operations; and
- for the fiscal year ended December 31, 2011, cash was "used in," rather than provided by, continuing operations.

Despite the observations noted above, your MD&A discussion regarding the near-term maturity of a substantial portion of your outstanding borrowings is predominantly limited to the disclosure that (I) your syndicated credit facilities mature on October 30, 2012 and (II) you will need to renew or replace those facilities in order to support future capital and working capital needed to grow your business. However, given the amount of debt that is due in less than twelve months, your current cash position, and the recent trend in the amounts reported in your statement of cash flows as "cash provided by (used in) operating activities," we believe that your disclosure should place significantly greater emphasis on (A) the amount of outstanding debt that will require repayment, replacement, or other action in the next twelve months and (B) your specific plans to amend, extend, replace, repay and/or refinance your syndicated credit facilities and other outstanding debt – including, any efforts/actions that may have already been initiated for this purpose. Furthermore, if you have (i) already initiated steps towards amending, replacing, or refinancing your outstanding debt that is due in the near-term or (ii) entered into formal negotiations with your lenders or third-party lenders to address the impending debt maturities, we believe that you should disclose such facts, as well as any challenges or uncertainties that you may have encountered, if applicable. Lastly, to the extent that you obtain or have already obtained reliable information regarding (a) the amount of debt that you will be able to successfully renew, replace, or refinance and (b) the rates at which interest can be expected to be charged on any new or renewed facilities, expand your disclosure to discuss that information. Please provide your proposed expanded disclosure as part of your response.

19. Based upon the disclosure in Note 10 to your financial statements (i.e., on page F30), the Opta Minerals' line of credit facility, as well as the unused portion of the Opta Minerals revolving acquisition facility, are subject to annual extensions. Please expand your disclosure in Note 10 and in MD&A to discuss whether the extensions to the aforementioned facilities are at your option or the option of the lender. Furthermore, tell us and disclose whether there are any terms within either facility's agreement or other external factors that could (A) restrict your ability to extend the facilities or (B) require immediate repayment of any outstanding borrowings at the next maturity dates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Discontinued Operations

(d) Divestiture of SunOpta BioProcess Inc., page F-20

20. We note that you sold your company's ownership interest in SunOpta BioProcess Inc. ("SBI") to a wholly-owned subsidiary of Mascoma Corporation ("Mascoma") in exchange for 11,268,868 shares of Mascoma's series D preferred stock, 3,756,290 shares of Mascoma's common stock, and 1,000,000 warrants to purchase shares of Mascoma's common stock. We also note that in connection with the sale of SBI, you transferred 4,688,000 of the series D preferred shares received from Mascoma to former SBI preferred shareholders as settlement for the preferred share liability of SBI. Furthermore, we note that the change in control of SBI resulted in the acceleration of the vesting of previously issued SBI stock options and the cash settlement of 800,000 restricted stock units of SBI. Based upon your tabular summary of the consideration received and liabilities relieved in connection with the SBI sale, it appears that you were able to obtain substantial consideration and realize a substantial gain upon the disposal of an entity that (I) appears to have generated limited amounts of revenue and no significant income through the date of disposal and (II) appears to have had outstanding liabilities in excess of its assets. Given that your estimate of the net fair value of the non-cash consideration received in connection with the sale of SBI appears to have contributed significantly to the gain that was recognized, please explain to us how the fair value of such consideration was determined. As part of your response, tell us (A) the value (per share amount) assigned to the series D preferred shares, common shares, and warrants issued by Mascoma, (B) the valuation method used to determine the fair value of each type of equity instrument received in connection with the sale of SBI, (C) the exercise price of the warrants issued by Mascoma, (D) the carrying value of SBI's former preferred shareholders' interest immediately prior to settlement with shares of Mascoma shares, (E) the price at which Mascoma's preferred shares and/or common shares may have been issued in a recent private offering, if applicable and known, and (F) the consideration given to your lack of a controlling interest in Mascoma. In addition, if applicable, summarize for us (i) any known financial information related to Mascoma that was incorporated into your valuation of the equity instruments received; (ii) any material assumptions used in the valuation of the equity instruments, including assumptions regarding Mascoma's future operations and/or the weights that should be assigned to different valuation methods, if applicable; (iii) any differences in the rights and privileges of Mascoma's series D preferred shares and Mascoma's common shares, as well as how such differences impacted the valuations of the respective instruments; and (iv) any other information that you believe will further our understanding of the value ascribed to the Mascoma equity instruments that you received. Lastly, to the extent known, explain to us

why Mascoma would have been willing to provide such substantial consideration for a
business in the financial condition of and yielding the financial results of SBI.

21. Please refer to your disclosures related to the divestitures of Colorado Sun Oil Processing
LLC and your Canadian Food Distribution business. We note that the computation of the
losses and earnings from discontinued operations for each of those businesses,
respectively, includes an allocation of certain costs that were not otherwise reflected in
earnings (loss) before income taxes from discontinued operations, up to the date of sale.
Furthermore, we note that the additional costs that have been allocated do not appear to
reflect transaction costs, as transaction costs appear to be included in the computations of
the gains recognized upon the sale of each of the businesses. As such, please tell us the
nature of the additional costs that were allocated to each of the aforementioned
discontinued operations, including whether such amounts represented identifiable costs
that were directly attributable to each divested business or estimated costs for which you
believe that allocation is appropriate. As part of your response, please also tell us the
accounting literature that you relied upon in determining that the allocation of the
additional costs was appropriate.

Note 11. Long-term debt

(d) Opta Minerals revolving acquisition facility, page F-31

22. You disclose that principal payments equal to 1/40 of the amount drawn down on the
Opta Minerals revolving acquisition facility are due quarterly. You also state that any
remaining outstanding principal under the facility is due upon maturity. However, you
have not disclosed the date on which the facility matures. Please revise your disclosure
accordingly. In addition, given that the interest rates charged on both this facility and the
Opta Minerals term loan facility appear to be variable, please disclose the basis (for
example, reference rates and margins) upon which interest rates are charged for each debt
facility. Lastly, please revise your disclosure to clarify whether or not the weighted-
average interest rates disclosed for each of the aforementioned credit facilities reflect the
impact that Opta Minerals' existing interest rate swap has on the interest rates ultimately
realized.

23. We note that in February of 2012, Opta Minerals entered into two interest rate swap
agreements with contracted notional amounts of Cdn $15,000 and Cdn $19,000,
respectively. Please disclose the interest rate terms attributable to each of those swap
agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-advisor

cc: Via E-mail
        Reed W. Topham, Esq.
        Stoel Rives LLP